SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 ANTENNA TV S.A.
                            (Name of Subject Company)

                           HOLNEST INVESTMENTS LIMITED
                           GLOBECAST HOLDINGS LIMITED
                        ALTAVISTA GLOBAL HOLDINGS LIMITED
                        PRAXIS GLOBAL INVESTMENTS LIMITED
                    (Name of Filing Persons (the "Offerors"))

    ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES (EACH AMERICAN DEPOSITARY
               SHARE REPRESENTING ONE HALF OF ONE ORDINARY SHARE)
                              CUSIP NO.03672N 10 0
                      (CUSIP Number of Class of Securities)

                               Mr. Minos Kyriakou
                             Kifissias Avenue 10-12
                                Maroussi 151 25,
                                 Athens, Greece
                                (30) 10 688-6100
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                          behalf of the filing persons)

                                   COPIES TO:

                               Mark Bergman, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                                  Alder Castle
                                 10 Noble Street
                              London EC2V 7JU, U.K.
                                (44 20) 7367-1600

                            CALCULATION OF FILING FEE

           Transaction Valuation*              Amount of Filing Fee**
           ----------------------              ----------------------
                  $9,366,226                          $1,873.25

       * Estimated for the purposes of calculating amount of filing fee only. This calculation assumes the purchase of 3,902,594 Ordinary Shares (either directly or in the form of American Depositary Shares (each represented by one half of one Ordinary Share)) of Antenna TV S.A., ticker symbol "ANTV," at a purchase price of $2.40 per Ordinary Share or $1.20 per ADS, net in cash.

       ** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


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       [_]   Check box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: Not applicable
       Filing party: Not applicable
       Form or Registration No.: Not applicable Date filed: Not applicable

       [_]   Check the box if the filing relates solely to preliminary
       communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X]   third party tender offer subject to Rule 14d-1.

       [_]   issuer tender offer subject to Rule 13e-4.

       [X]   going-private transaction subject to Rule 13e-3.

       [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") is filed by Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited and Praxis Global Investments Limited (collectively, the "Offerors"). The Offerors are each corporations incorporated pursuant to the laws of the Republic of Ireland and each are controlled by Kyriakou family interests. This Schedule TO relates to the offer by the Offerors to purchase (i) all outstanding ordinary shares ("Ordinary Shares") not already owned by the Offerors and (ii) all outstanding American Depositary Shares ("ADSs") not already owned by the Offerors (each ADS representing one half of one Ordinary Share) of Antenna TV S.A. ("Antenna" or the "Company"), at a purchase price of $2.40 per Ordinary Share or $1.20 per ADS, net in cash, without interest (the "Offer Price"), upon the terms and conditions of the Offerors' Offer to Purchase dated November 25, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.           DESCRIPTION
-----------           -----------
(a)(1)(i)         Offer to Purchase dated November 25, 2002.

(a)(1)(ii)        Letter of Transmittal.

(a)(1)(iii)       Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)         Form of Letter to Clients.

(a)(2)            Press Release issued by the Offerors dated November 25, 2002.

(c)(1) Opinion of Piraeus Bank, financial advisor to the Special Committee of the Board of Directors of Antenna dated November 11, 2002 (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).


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(c)(2)            Materials presented by representatives of Piraeus Bank to the
                  Special Committee on November 12, 2002.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         The audited financial statements of Antenna as of and for the fiscal years ended December 31, 2000 and December 31, 2001 are hereby expressly incorporated herein by reference to Antenna's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on March 29, 2002. Also incorporated by reference herein are the unaudited interim financial statements of Antenna as of and for the nine months ended September 30, 2002 by reference to Antenna's Current Report on Form 6-K filed with the Securities and Exchange Commission on November 4, 2002.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/13E-3 is true, complete and correct.

                                       HOLNEST INVESTMENTS LIMITED


                                        /s/ Minos Kyriakou
                                       ----------------------------------------
                                       Name:    Mr. Minos Kyriakou
                                       Title:   Sole Shareholder


                                       GLOBECAST HOLDINGS LIMITED


                                        /s/ Theodore Kyriakou
                                       ----------------------------------------
                                       Name:    Mr. Theodore Kyriakou
                                       Title:   Sole Shareholder


                                       ALTAVISTA GLOBAL HOLDINGS LIMITED


                                        /s/ Xenophon Kyriakou
                                       ----------------------------------------
                                       Name:    Mr. Xenophon Kyriakou
                                       Title:   Sole Shareholder


                                       PRAXIS GLOBAL INVESTMENTS LIMITED


                                        /s/ Athina Kyriakou
                                       ----------------------------------------
                                       Name:    Ms. Athina Kyriakou
                                       Title:   Sole Shareholder


Date:    November 25, 2002

                                  EXHIBIT INDEX


EXHIBIT NO.           DESCRIPTION
-----------           -----------
(a)(1)(i)         Offer to Purchase dated November 25, 2002.

(a)(1)(ii)        Letter of Transmittal.

(a)(1)(iii)       Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)         Form of Letter to Clients.

(a)(2)            Press Release issued by the Offerors dated November 25, 2002.

(c)(1) Opinion of Piraeus Bank, financial advisor to the Special Committee of the Board of Directors of Antenna dated November 11, 2002 (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(c)(2) Materials presented by representatives of Piraeus Bank to the Special Committee on November 12, 2002.